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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF         MARCH      , 20 04
                 -------------------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)


DATE      March 31, 2004                    BY    /s/ Rochiman Sukarno
     ---------------------------               ---------------------------------
                                                          (SIGNATURE)
                                                        ROCHIMAN SUKARNO
                                                    HEAD OF INVESTOR RELATION

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                                  PRESS RELEASE
                            No.TEL.157/PR000/UHI/2004

                              THE IMPLEMENTATION OF
                   THE TELECOMMUNICATION SECTOR RESTRUCTURING


JAKARTA, MARCH 31, 2004 -We hereby announce that the Minister of Communication has issued Announcement No.PM.2 2004 dated March 30, 2004 regarding the Implementation of the Telecommunication Sector Restructuring, which we summarized and among others convey the following matters:

1.   COMPENSATION FOR EARLY TERMINATION OF EXCLUSIVE RIGHTS

     The Government shall pay to TELKOM (including its KSO Partners) an amount of Rp.478 billion after tax and Indosat shall pay to the Government an amount of Rp.178 billion after tax. The payment of compensation to TELKOM shall be made gradually from the "on top" (above allocated ceiling) fund of the State Budget for the Ministry of Communications after approval by Parliament.

2.   SUPPORTING REGULATIONS

     o    AMENDMENTS TO REGULATIONS RESTRICTING COMPETITION

          -    Domestic Long Distance (DLD) and International Direct Dialing
               (IDD) access codes are distinctive features of the network as well as distinctive features of basic telephony service. All DLD and IDD operators use a 3 (three)-digit access code (prefix) for all parts of Indonesian territory;
          - Every customer can freely select (have free selection of) DLD and IDD operators as he/she desires in an automatic manner (normally opened) for each call he/she wishes to make.
          - DLD and IDD fixed telecommunication network operators may provide DLD and IDD basic telephony services;
          - Furthermore, DLD and IDD operators shall be entitled to determine retail rates for customers and provide services for their customers.

     o    REGULATIONS ON INTERCONNECTION

          Cost-based interconnection fees shall be applicable as from January 1, 2005. Preparations shall be made within the period commencing on January 1, 2004 and ending on December 31, 2004 for the adjustment of interconnection arrangements with the assistance of consultants, which shall include: the amount of interconnection fees, cost accounting standards, reference interconnection offer (RIO) and interconnection dispute resolutions.


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     o    SUPERVISION ON COMPETITION

          Prohibition of the abuse of position as dominant operator (dumping, cross subsidy, blocking, hampering interconnection, tied-sale), as well as prohibition for dominant operator from conducting anti-competition transfer pricing.

3. ESTABLISHMENT OF INDONESIAN TELECOMMUNICATION REGULATORY BODY (BRTI) AND TELECOMMUNICATION TRAFFIC CLEARING SYSTEM (SKTT)

     o Establishing the Indonesian Telecommunication Regulatory Body (BRTI) by virtue of Decree of the Minister of Communications Number KM. 31 of 2003 on July 11, 2003, which comprises the Directorate General of Post and Telecommunication Services and the Telecommunication Regulatory Committee and is headed by the Director General of Post and Telecommunication Services.
     o For strengthening the regulatory body in performing its functions, a Telecommunication Traffic Clearing System (SKTT) has been established, which presence has been jointly discussed with telecommunication operators, and is intended as the main tool for handling all interconnection matters;
     o Through SKTT, the regulatory body obtains accurate data about the profile of interconnection traffic among operators and it can calculate the interconnection traffic so as to ensure transparency in the charging of fees;

4.   REBALANCING TARIFF

     o With the elimination of cross subsidy of Long-distance Tariff by Local Tariff through the implementation of tariff rebalancing, operators are given freedom to set the local tariff and monthly subscription in accordance to market mechanism, with a minimum decrease of Domestic Long Distance Tariff of 10%.

     o Accordingly, TELKOM has adjusted the amount of tariff with the following rebalancing structure:
          -    local charges increase by an average of 28%
          - Domestic Long Distance charges decrease by an average of 20% for the 07.00 - 20.00 time band, While other time band are not increased, therefore the decrease of all DLD charges is 10%.
          - Monthly subscription charges increase by an average of 12% - 15%, depending upon its customer segment.

     o    In addition, the Government requires operators to build a minimum of
          1.4 million installed lines in 2004 up to 10.7 million installed lines in 2008.


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5.   UNIVERSAL SERVICE OBLIGATION

     Funds for USO development are taken from contributions given by telecommunication operators in the amount of 0.75% of their gross revenues with due observance of bad debts and interconnection charges;

6.   FIXED WIRELESS

     o    FWA is included in the provision of local fixed network services;

     o FWA technology has limited mobility and is operated based on local fixed network operation permit without any automated facilities;

7.   LICENSE SYNCHRONIZATION FOR TELKOM AND INDOSAT

     TELKOM is given the right to use access code of 007 for operating international telephone network and PT Indosat is given the right to use access code of 011 for operating long-distance fixed telephone network.


For more information please refer to the attached unofficial translation of the Announcement from the Minister of Communication regarding the Implementation of the Telecommunication Sector Restructuring.





RUBAMA RUBAMA SADELI
Acting Corporate Secretary

For further information, please contact:

Investor Relations Unit
Phone:   62-21-5215109
Fax:     62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom.co.id

                                 ANNOUNCEMENT OF
                        THE MINISTRY OF COMMUNICATIONS OF
                            THE REPUBLIC OF INDONESIA
                                    REGARDING
        THE IMPLEMENTATION OF THE TELECOMMUNICATION SECTOR RESTRUCTURING
--------------------------------------------------------------------------------

                              NUMBER: PM. 2 OF 2004

To put an end to all kinds of monopoly in the provision of telecommunication services in Indonesia as mandated by Law Number 36 Year 1999 regarding Telecommunication, the Government has made a decision in a limited cabinet meeting held on November 20, 2003 to terminate the exclusive rights of PT. Telkom and PT. Indosat with the amounts of compensation in accordance with the results of calculation conducted by an Independent Appraiser. To support the aforementioned policy, the Ministry of Communications based on the recommendations of the Integrated Team for the Restructuring of the Telecommunication Sector (TRST) has completed all the supporting regulations.

It is necessary to convey the following matters in this announcement:

1.   COMPENSATION FOR THE EARLY TERMINATION OF EXCLUSIVE RIGHTS

     The calculation of compensation has been completed by an Independent Appraiser which appointment has been approved by the relevant parties (TRST, PT. Telkom and PT. Indosat) and the results of which is of binding nature. Furthermore, the amounts of compensation for the early termination of the exclusive rights have been approved in a limited cabinet meeting held on November 20, 2003, stating that the Government shall pay to PT. Telkom (including its KSO Partners) an amount of Rp. 478 billion after tax and PT. Indosat shall pay to the Government an amount of Rp. 178 billion after tax. The payment of compensation to PT. Telkom shall made gradually from the "on top" (above the allocated ceiling) fund of the State Budget for the Ministry of Communications, and the payment mechanism shall follow the State Budget allocation mechanism (through a process of deliberation with the Parliament (DPR) upon the proposal submitted by the Minister of Communications).

     Whereas the payment of compensation by PT. Indosat shall be further arranged by the Government under the coordination by the State Minister for State Enterprises.

2.   SUPPORTING REGULATIONS

     With regard to the restructuring of the telecommunication sector, the Government, i.e. the Ministry of Communications, has issued the supporting regulations:

     a.   AMENDMENTS TO REGULATIONS RESTRICTING COMPETITION

          1) Decree of the Minister of Communications Number: KM. 28 of 2004 regarding Amendments to the Decree of the Minister of Communications Number KM. 4 of 2001 regarding Stipulation of Fundamental Technical Plan 2000 for the Development of National Telecommunication, which principal contents are as follows:

               a) SLJJ and SLI access codes are distinctive features of the network as well as distinctive features of basic telephony service. All SLJJ and SLI operators use a 3 (three)-digit access code (prefix) for all parts of Indonesian territory;

               b) Every customer can freely select (have free selection of) SLJJ and SLI operators as he/she desires in an automatic manner (normally opened) for each call he/she wishes to make.

          2) Decree of the Minister of Communications Number KM. 29 of 2004 regarding Amendments to the Decree of the Minister of Communications Number KM. 20 of 2001 regarding Provision of Telecommunication Networks and Decree of the Minister of Communications Number KM. 30 of 2004 regarding Amendments to the Decree of the Minister of Communications Number Km. 21 of 2001 regarding Provision of Telecommunication Services, the contents of which are, among other things, as follows:

               a) SLJJ and SLI fixed telecommunication network operators may provide SLJJ and SLI basic telephony services;

               b) Furthermore, SLJJ and SLI operators shall be entitled to determine retail rates for customers and provide services for their customers.

          3) Decree of the Minister of Communications Number KM. 31 of 2004 regarding Amendments to the Decree of the Minister of Communications Number KM. 23 of 2001 regarding Provision of Telephony Internet Services for Public Interests, which principally provides for the harmonization of ITKP access codes.

     b.   REGULATIONS ON INTERCONNECTION

          Regulations on Interconnection are the most important regulations for maintaining competition. The government and operators have agreed upon several points set forth in the Decree of the Minister of Communications Number KM. 32 of 2004 regarding Interconnection Fee for the Provision of Telecommunication Services, the content of which are principally as follows:

          1) Cost-based interconnection fees shall be applicable as from January 1, 2005;

          2) The current interconnection fees shall be applicable up to December 31, 2004;

          3) Preparations shall be made within the period commencing on January 1, 2004 and ending on December 31, 2004 for the adjustment of interconnection arrangements with the assistance of consultants, which shall include: the amount of interconnection fees, cost accounting standards, reference interconnection offer
               (RIO) and interconnection dispute resolutions.

     c.   SUPERVISION ON COMPETITION

          In the context of synchronizing the provision of fixed telecommunication services and safeguarding the proper application of business competition, Decree of the Minister of Communications Number KM.33 of 2004 regarding Supervision on Fair Business Competition in the Provision of Fixed Network Services and the Provision of Basic Telephony Services has been issued, the contents of which are as follows:

          1) Stipulation of the criteria of operators having dominant position;

          2) Prohibition of the abuse of position as dominant operator (dumping, cross subsidy, blocking, hampering interconnection, tied-sale);

          3) Prohibition for dominant operator from conducting anti-competition transfer pricing.

3.   INSTITUTION

     To perform the regulatory, supervisory and controlling functions, the Ministry of Communications has delegated some of its authorities as set forth in Law Number 36 Year 1999 regarding Telecommunication. The following measures have also been taken:

     a. Establishing BRTI by virtue of Decree of the Minister of Communications Number KM. 31 of 2003 on July 11, 2003, which comprises the Directorate General of Post and Telecommunication Services and the Telecommunication Regulatory Committee and is headed by the Director General of Post and Telecommunication Services;

     b. Confirming the members of the Telecommunication Regulation Committee on December 19, 2003, which is effectively applicable as of January 2004;

     c. Stipulating Decree of the Minister of Communications Number KM. 67 of 2003 regarding the Working Relations between the Ministry of Communications and the Indonesian Telecommunication Regulatory Body
          (BRTI), which principally provides for the working relations between the Ministry of Communications and BRTI as well as the Directorate General of Post and Telecommunication Services.

4.   SUPPORTING FACILITIES FOR THE REGULATORY BODY

     a. For strengthening the regulatory body in performing its functions, a Telecommunication Traffic Clearing System (SKTT) has been established, which presence has been jointly discussed with telecommunication operators, and is intended as the main tool for handling all interconnection matters;

     b. Through SKTT, the regulatory body obtains accurate data about the profile of interconnection traffic among operators and it can calculate the interconnection traffic so as to ensure transparency in the charging of fees;

     c. The functional authority and responsibility for regulating, supervising and controlling SKTT are fully under the control of the Regulatory Body;

     d. A committee has been formed for supervising the operation of SKTT comprising elements from the Regulatory Body and operators;

     e. Investment in and operation of SKTT are conducted by way of outsourcing set forth in a cooperation contract;

     f.   SKTT operator is selected by way of open selection.

5.   REBALANCING OF RATES

     a. In the context of promoting a fair business competition and as a prerequisite for entering the era of full competition, it is necessary to put an end to cross subsidy from long-distance call rate to local call rate through rebalancing of rates. This measure is also required as the basis for the application of cost-based interconnection on January 1, 2005;

     b. Operators can continue the rebalancing of rates with the maximum amounts that are in line with the agreement with DPR reached in 2002. For that reason, in accordance with BRTI's calculation, operators can conduct such rebalancing in 2004 with a balancing resultant (Delta P) of 9% (nine percent). Based on such balancing variable, operators are obliged to build local networks of at least 1.4 million telephone lines in 2004, and 10.7 million telephone lines by 2008;

     c. In performing such rebalancing, operators are free to determine local call rate and monthly fees in compliance with the market mechanism, with a minimum decrease of long-distance call rate of 10% (ten percent);

     d. In line with the rebalancing of rates, the Government requires the operators to apply special rates for telecommunication services in USO areas, for dial-up local internet use and for public pay phones;

     e. In the context of supporting the public access to information through internet, regulations have been prepared for providing other alternatives in addition to telephone line access by using 2.4 GHz frequency band.

6.   UNIVERSAL SERVICE OBLIGATION (USO)

     As the consequence of the application of full competition, telecommunication operators shall serve a certain area based on market mechanism. The government shall be responsible for areas that have not been served. For that purpose, Decree of the Minister of Communications No. KM.34 of 2004 regarding Universal Service Obligation has been issued, which principally provide for the following matters:

     a. Development of Universal Service Obligation (USO) that constitutes a right of the people especially in pioneer areas (USO areas) beyond the coverage of services of telecommunication operators due to commercial considerations;

     b. Funds for USO development are taken from contributions given by telecommunication operators in the amount of 0.75% of their gross revenues with due observance of bad debts and interconnection charges;

     c. The government shall appoint a telecommunication network operator or telecommunication service provider for the implementation of USO.

7.   FIXED WIRELESS ACCESS (FWA)

     a.   FWA is included in the provision of local fixed network services;

     b. Operators of local fixed telecommunication can use FWA technology in their networks;

     c. FWA technology has limited mobility and is operated based on local fixed network operation permit without any automated facilities;

     d. Regulations on FWA are issued for the purpose of preventing disharmony between local fixed network operators and telecommunication operators or other telecommunication service providers;

     e. Furthermore, the substance of the regulations have been stipulated in the Decree of the Minister of Communications Number KM. 35 of 2004 regarding Operation of Fixed Wireless Local Networks with Limited Mobility, which implementation will be reviewed by a consultant mutually agreed upon by fixed and mobile telecommunication operators as well as the regulatory body, the recommendations of which will be used in stipulating regulations on the operation of FWA.

8.   SYNCHRONIZATION OF THE PERMITS OF PT TELKOM AND PT INDOSAT.

     a. As a consequence of the Government's policy to put an end to the exclusive rights on the operation of fixed network, the Ministry of Communications has made adjustments to the business permits of PT. Telkom and PT. Indosat.

          Therefore, PT. Telkom is given the right to use access code of 007 for operating international telephone network and PT Indosat is given the right to use access code of 011 for operating long-distance fixed telephone network.

     b.   The substance of such adjustment of the permits is as follows:

          1) Not having any nature of monopoly on the provision of all telecommunication services;

          2) Provision on the synchronization of the use of access codes and the implementation schedule.

9.   MISCELLANEOUS

     In the context of supporting the process of competition, it is necessary to restructure the pattern for the determination of Duty on the Right on the Use (BHP) of Frequency. Recalculation of BHP Frequency will be conducted by a consultant to ensure thorough considerations so that the pattern for the determination of BHP Frequency can promote the optimization of frequency usage.

     The government is of the opinion that the aforementioned policies and regulations have been sufficient as a start for introducing full competition in the telecommunication sector in Indonesia. The parties related to the implementation of the policies and regulations in the telecommunication sector must follow up and carry out the same in accordance with their respective competence.

     Supervision and evaluation on the implementation of the telecommunication sector restructuring shall be conducted by the Indonesian Telecommunication Regulatory Body (BRTI).

                                                    Jakarta, March 30, 2004

                                                  MINISTER OF COMMUNICATIONS
                                               [Signed and stamped; stamp reads:
                                               MINISTRY OF COMMUNICATIONS OF THE
                                                    REPUBLIC OF INDONESIA]
                                                      AGUM GUMELAR, M.Sc.